Exhibit 4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-12458, and 333-140809 on Form S-8, and No. 333-161781, on Form F-3, of our report, dated February 7, 2012, relating to the financial statements of Cimatron Gibbs, LLC (not presented separately herein) for the year ended December 31, 2011 appearing in this report on form 6-K of Cimatron LTD.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
March 19, 2012

100 East Corson Street, Suite 200, Pasadena, CA 91103-3841, Telephone 626.744.5100, Facsimile 626.744.5110
MSI Global Alliance of Independent Legal & Accounting Firm
http://www.lhmp.com